SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from
1 May to 1 June 2015

DATE	DETAIL

01 June 2015	Total Voting Rights

26 May 2015	LTPP Award Amendments

07 May 2015	Directors Interests – NG Share Incentive Plan

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

21 May 2015: Results for the year ended 31 March 2015
07 May 2015: National Grid Publishes Newsletter Including General Business Updates
05 May 2015: Director’s Other Appointment